Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                June 21, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9473
               Diversified Fixed Income ETF Portfolio, Series 48
                                 (the "Trust")
                     CIK No. 1857260  File No. 333-256705
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. THE STAFF NOTES THE PORTFOLIO SELECTION PROCESS STATES, "THE TRUST IS A UNIT INVESTMENT TRUST WHICH SEEKS TO PROVIDE INVESTORS WITH CURRENT MONTHLY INCOME AND DIVERSIFICATION ACROSS FIXED INCOME ASSET CLASSES, WHICH MAY INCLUDE INVESTMENT GRADE AND HIGH-YIELD CORPORATE BONDS, MORTGAGE-BACKED SECURITIES, SENIOR LOANS, COVENANT-LITE LOANS, TREASURY BONDS AND AGENCY BONDS." PLEASE SPECIFY THE ACTUAL ASSET CLASSES THE TRUST INVESTS IN.

      Response: Pursuant to the Staff's comment, the disclosure has been revised as follows:

      The Trust is a unit investment trust which seeks to provide investors with current monthly income and diversification across fixed income asset classes, which will include investment grade and high-yield corporate bonds, mortgage-backed securities, senior loans, covenant-lite loans, treasury bonds and agency bonds.

      2. PLEASE ADD MORE SPECIFICS AS TO THE "QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETFS."

      Response: Pursuant to the Staff's comment, the disclosure has been revised as follows:

      The ETFs were selected by our research department based on the following factors: the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (mostly focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions). All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon